December 31, 2025

Elizabeth Goody
Division of Investment Management— Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Ms. Goody:

On October 7, 2025, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the Disciplined Growth Investors Equity Fund (the “Fund”).

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Daniel Moler on December 2, 2025, and accounting comments given by Jeffrey Long via telephone to Daniel Moler on December 1, 2025. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the amendment.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Accounting Comments

Comment 1.	Please explain whether the Fund has considered the applicability of Regulation S-X Article 611 with respect to the acquisition of the predecessor fund.

Response.	The Registrant confirms it has considered the applicability of Regulation S-X Article 6-11 with respect to the acquisition of the Predecessor Fund.

Comment 2.	Please note Rule 6-11 requires audited financials of the company acquired or to be acquired prepared in accordance with US GAAP and an audited schedule of investments prepared in accordance with Article 12 of Regulation S-X.

Response.	The Registrant has included audited financials for the fiscal years ended December 31, 2023 and December 31, 2024, as well as unaudited financials for the six-months ended June 30, 2025.

Comment 3.	Please include the supplemental financial information required by Regulation S-X 6-11(d).

Response.	The Registrant has included the supplemental financial information required by Regulation S-X 6-11(d) in the Statement of Additional Information.

Comment 4.	Please include the auditor’s consent with those financials.

Response.	The Registrant confirms that the auditor’s consent will be included in the 485(a) filing.

Legal Comments

Comment 5.	In the Managed Portfolio Risk, please consider adding a statement that it is also generally important for investors to consider a fund’s fees and expenses as those can also impact performance.

Response.	The Registrant has added the requested disclosure to “Managed Portfolio Risk” in the Item 4 and Item 9 risk disclosure.

Comment 6.	Supplementally, the Fund should represent that it has the records necessary to support performance calculations as required by Rule 204-2(a)(16) under Advisers Act.

Response.	The Fund represents that, prior to the effectiveness of the registration statement, it will have the records necessary to support performance calculations as required by Rule 204-2(a)(16) under Advisers Act.

If you have any questions or additional comments, please contact Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler

Enclosures